UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Receipt of binding offer for BGI dated June 12, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: June 12, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: June 12, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

London, 12 June 2009

Barclays announces receipt of binding offer of $13.5 billion (£8.2 billion) by BlackRock for BGI

The Board of Directors of Barclays PLC ("Barclays") today announces that it has received a binding offer from BlackRock, Inc. ("BlackRock") for the purchase of the Barclays Global Investors business ("BGI") for consideration of approximately US$13.5 billion (£8.2 billion) (the "BlackRock Offer"). As part of the consideration offered, Barclays would receive 37.784 million new BlackRock shares giving it an economic interest of approximately 19.9% of the enlarged BlackRock Group which would be renamed BlackRock Global Investors. The remainder of the consideration of US$6.6 billion (£4.0 billion) would be paid by BlackRock in cash.

The Barclays Board has determined that the BlackRock Offer constitutes a superior offer to the transaction agreed with Blue Sparkle, L.P., the CVC Capital Partners Group SICAV-FIS S.A. vehicle ("CVC") formed in relation to its proposed purchase of the iShares business ("iShares"), as announced on 9 April 2009 (the "CVC Transaction"). Unless Barclays receives an offer from CVC by the end of Thursday 18 June 2009 (New York time) which it considers to match the BlackRock Offer, the Barclays Board will accept the BlackRock Offer and recommend it to Barclays shareholders for approval at a general meeting to be called for the purpose. Should CVC submit an offer that causes the BlackRock Offer no longer, in the opinion of the Barclays Board, to be considered superior to the CVC Transaction, Barclays will continue a transaction with CVC on those improved terms. Barclays is now no longer able to solicit other proposals or to continue negotiations with other interested parties other than to satisfy CVC's exercise of its right to match.

BlackRock Global Investors would be one of the leading global providers of investment management services with pro-forma assets under management of approximately US$2.8 trillion (£1.9 trillion) as at 31 December 2008 and extensive capabilities across investment strategies and products including fixed income, equity, cash, exchange traded funds (ETFs) and client solutions. Barclays would extend its ability to meet the sophisticated investment needs of its existing and future clients and customers by accessing the enhanced investment platform and capabilities of BlackRock Global Investors. Barclays would also gain access through BlackRock to new channels and customers for Barclays products and advisory services, offering new revenue opportunities.

The proposed transaction would offer exciting opportunities both for Barclays and for the new BGI/BlackRock combination and both parties expect the ongoing relationship to be highly productive. As part of the ongoing relationship between Barclays and BlackRock, John Varley, Barclays Group Chief Executive, and Robert E Diamond Jr, Barclays Group President and Chief Executive of Investment Banking and Investment Management, would be nominated to the Board of Directors of BlackRock.

The proposed transaction offers significant value for Barclays shareholders; the consideration of US$13.5 billion (£8.2 billion) represents a multiple of 11.9x and 8.3x BGI's 2008 EBITDA as published and as sold, respectively. It also represents 28% of the current Barclays market capitalisation, substantially above the 15% contribution by the BGI business subject to disposal to Barclays profit before tax for the year ended 31 December 2008.

If the proposed transaction proceeds, Barclays would expect to realise a net gain on sale of US$8.8 billion (£5.3 billion) based on the closing price of BlackRock common stock of US$182.60 on 11 June 2009, the net assets of the BGI business subject to disposal as at 31 March 2009 and transaction costs. This gain would add an estimated 163bps to Equity Tier 1 and 150bps to Core Tier 1 capital ratios as at 31 December 2008.

Together with the conversion of the Mandatorily Convertible Notes issued in November 2008, Barclays would have reported an estimated Equity Tier 1 ratio of 8.3% and Core Tier 1 ratio of 8.0% as at 31 December 2008 on a pro-forma basis.

The trading performance of Barclays through to the end of May has been generally consistent with the overall trends reported in its Interim Management Statement on 7 May 2009. In addition, Barclays has completed certain liability management actions, which, collectively, will further enhance Barclays Equity Tier 1 and Core Tier 1 ratios.

Commenting on the BlackRock Offer, John Varley said:

"We believe that the proposed transaction is a very good one for our shareholders. We would realise immediate and substantial value for BGI and create material economic exposure to a highly competitive global asset manager through two channels: a substantial equity participation in BlackRock and the ongoing commercial relationship between Barclays and the new business. The combination of BGI and BlackRock represents a unique strategic opportunity to bring together the complementary capabilities and geographical footprints of two leading asset managers. The asset management industry is fragmented; in such circumstances the economies of scale created by a combination with this breadth of business offer considerable growth to shareholders over time. Meanwhile, of course, the capital ratios of Barclays would be further increased by this transaction."

Robert E Diamond Jr said:

"Our strategy has focused on the convergence of investment banking and investment management with great success. However, the asset management industry is moving increasingly towards independent asset managers, driven by growing regulation of the relationship between investment banking and investment management and intensified by the significant consolidation within each industry. Creation of the highly competitive new BlackRock Global Investors would be consistent with this trend and would offer exciting opportunities for both Barclays and the new BlackRock Global Investors. The benefits of convergence could be accessed through a strong partnership rather than full ownership; our stake in one of the newest industry leaders would enable us to derive new opportunities in both Barclays Capital and Barclays Wealth. Our clients and our shareholders would benefit from the enhanced capability this proposed transaction would deliver."

Details of the proposed transaction

1. Proposed transaction structure

The consideration would be approximately US$13.5 billion (£8.2 billion) of which US$6.6 billion (£4.0 billion) would be received in cash and approximately US$6.9 billion (£4.2 billion) in shares based on the closing price of BlackRock's common stock on 11 June 2009. Barclays would receive 37.784 million shares equal to approximately 19.9% of BlackRock's enlarged total capital stock.  It would be Barclays intention to retain this economic interest in BlackRock as a core part of its strategy going forward.

BlackRock will fund the cash portion of the consideration partly from existing cash and debt facilities. A further US$2.8 billion (£1.7 billion) will be sought from equity investors. The proposed transaction with Barclays is not conditional on BlackRock's equity capital raising.

Barclays would provide BlackRock with a 364-day, revolving credit facility of up to US$2.0 billion (£1.2 billion) on market terms. Of this, US$0.8 billion (£0.5 billion) has been committed by other banks who will be party to the facility. The facility would be drawn at completion to the extent necessary and repaid during the term from the proceeds of equity or debt issuance by BlackRock. The facility would add up to US$600 million (£363 million) of risk weighted assets to the Barclays balance sheet net of the amount committed by other banks.

The proposed economic interest of approximately 19.9% to be held by Barclays would consist of 4.9% of the enlarged common stock of BlackRock outstanding after the transaction, with the balance being satisfied by the issue of Series B Participating Preferred Stock. The Series B Participating Preferred Stock has generally the same economic rights as the common stock of BlackRock, including with respect to dividends, but is non-voting. The Series B Participating Preferred Stock would convert automatically into common stock if transferred to a third party.

For accounting purposes, the economic interest would be held on the Barclays balance sheet as an available for sale investment and subsequently held at fair value with gains and losses arising from changes in fair value included as a separate component of equity. For regulatory capital adequacy calculations, a material holding deduction of the value of the shares received would be split equally between Tier 1 and Tier 2 capital, with this treatment being subject to regulatory approval.

As part of the proposed transaction, Barclays would enter into a stockholder agreement with BlackRock which would govern certain aspects of the Barclays ownership interest in BlackRock and provide Barclays with certain rights, including pre-emptive rights. The terms of this agreement would provide, amongst other things, that Barclays would have the right to nominate two directors to the Board of Directors of BlackRock and that Barclays would vote its shares in accordance with the recommendations of the BlackRock Board.

For the first year post completion Barclays would not be permitted to sell down any of its economic interest in BlackRock without BlackRock's consent and for the second year it would not be permitted to sell down more than half of its economic interest in BlackRock without BlackRock's consent. BlackRock's consent would, in each case, not be unreasonably withheld.

The consideration for the proposed transaction would be subject to a price adjustment mechanism based on changes in BGI's annualised run-rate revenues between 30 April 2009 and completion,  excluding the impact of market movements. This would be a downward-only adjustment equal to any deficit in BGI's run-rate revenue below a 10% cushion multiplied by 4.25x. The purchase price adjustment would be subject to a cap of US$1.4 billion (£0.8 billion). The consideration for the transaction would also be adjusted for agreed changes in working capital at completion. Barclays would provide BlackRock with customary warranties and indemnities in connection with the disposal. Barclays would also continue to provide certain cash support following completion of the disposal in respect of certain BGI funds and indemnities in respect of BGI's fully collateralised securities lending activities.

If CVC does not match the BlackRock Offer and Barclays shareholders vote against the sale of BGI to BlackRock at the proposed general meeting, termination fees would be payable by Barclays to BlackRock as follows (subject to limited exceptions): (i) US$ 45.0 million  (£27.2 million)  would be payable if the Barclays Board withdrew its recommendation to shareholders to vote in favour of the transaction; or (ii) Barclays would reimburse BlackRock for its reasonable expenses in connection with the transaction if the Barclays Board did not withdraw its recommendation, in the event that Barclays shareholders then voted against the BlackRock Offer.

2. Financial information

The financial information for BGI is prepared as of 31 December 2008 in accordance with International Financial Reporting Standards (IFRS). The financial information compares the BGI segment published in the 2008 Barclays PLC Annual Report to the BGI business subject to disposal. The adjustments to the published BGI segment relate to the exclusion of certain cash fund assets, their associated valuation charges and charges related to cash support agreements.

BGI business
31 December 2008	Published BGI Segment	Assets and liabilities retained by Barclays PLC	BGI business
	£ million	£ million	£ million	US$ million
Profit / (Loss) before tax	595	(346)	941	1,751

Total Assets	71,340	1,874	69,466	101,288

NAV	2,968	1,817	1,151	1,678

EBITDA	687	(293)	980	1,824

AUM (bn)	1,040		1,040	1,495

The expected net gain on sale of US$8.8 billion (£5.3 billion) would be retained by Barclays and contribute to capital resources. Together with the US$2.5 billion (£1.5 billion) reduction in goodwill and intangible assets deducted from capital, and assuming US$600 million (£363 million) risk weighted assets in relation to the credit facility provided by Barclays to BlackRock, it will add an estimated 163bps to Equity Tier 1 and 150bps to Core Tier 1 capital ratios as at 31 December 2008.

Taking into account the expected net gain on the sale of BGI and conversion of the Mandatorily Convertible Notes issued in November 2008, Barclays would have reported an estimated Equity Tier 1 ratio of 8.3% and Core Tier 1 ratio of 8.0% as at 31 December 2008. Until such time as net proceeds are deployed as further capital in the business, the proposed transaction is expected to be dilutive to Barclays earnings, although it is also expected that such dilution would be partially offset through Barclays retained economic interest in and ongoing commercial relationship with BlackRock.

The proposed transaction is expected to realise significant value for Barclays shareholders; the consideration of US$13.5 billion (£8.2 billion) represents a multiple of 11.9x and 8.3x BGI's 2008 EBITDA as published and as sold, respectively. It also represents 28% of the current Barclays market capitalisation (based on the closing price of BlackRock common stock of US$182.60 on 11 June 2009), substantially above the 15% contribution by the BGI business subject to disposal to Barclays profit before tax for the year ended 31 December 2008.

The trading performance of Barclays through to the end of May 2009 has been generally consistent with the overall trends reported in the Interim Management Statement.

3.  Go-shop  arrangements with CVC

As announced on 9 April 2009, under the terms of the CVC Transaction Barclays had at least forty five business days after 15 April 2009 to solicit superior proposals for the sale of iShares and potentially other related businesses. The Board of Barclays considers that the terms of the BlackRock Offer represent a superior proposal when compared with the CVC Transaction.

Under the terms of the CVC Transaction, Barclays is able to accept a superior offer and terminate the CVC Transaction only after giving CVC the opportunity to match the superior offer. CVC now has until the end of Thursday 18 June 2009 to propose an alternative transaction. Should CVC propose an alternative transaction that Barclays considers causes the BlackRock Offer no longer to be superior, Barclays will continue a transaction with CVC, albeit on improved terms. Should CVC not propose such an alternative transaction, Barclays will pay a break fee and expenses of US$175 million (£106 million) to CVC and terminate the CVC Transaction.

4. Employees and management

At 31 March 2009, BGI had more than 3,500 employees with offices in 15 countries worldwide.

A number of employees are shareholders in Barclays Global Investors UK Holdings Limited ("BGI Holdings"), which is the main holding company for BGI. These shareholders purchased their shares through the BGI Equity Ownership Plan ("EOP"). The EOP was approved by Barclays shareholders in 2000. Under the EOP rules, the sale of BGI would allow employees to exercise options held under the EOP. Option holders would have an opportunity to exercise all vested and unvested options. It is proposed that all outstanding shares held through the EOP would then be acquired by Barclays, extinguishing the minority interest in BGI Holdings. Assuming exercise of all in-the-money options, the outstanding options under the EOP would represent approximately  4.7 % and, together with the EOP shares currently in issue,  9.0 % of the enlarged share capital.

Robert E Diamond Jr, who has been Executive Chairman of BGI since 2003, holds shares and options over shares in BGI Holdings. These interests were awarded before he was appointed to the Board of Barclays in June 2005. As a BGI Holdings shareholder and option holder, he would receive net consideration of approximately US$36 million (£22 million) before any applicable deductions. Mr Diamond would have paid, over the period 2003-2009, US$ 10.0 million (£6.0 million) to acquire his shares.

Mr. Diamond took no part in the consideration of the iShares transaction. With the approval of the Barclays Board, Mr. Diamond has been involved in discussions leading to the BlackRock Offer, although he took no part in the Barclays Board's decisions relating to the transactions described in this announcement, including the determination that the BlackRock Offer is superior to the CVC Transaction from the perspective of the Barclays Board.

The employees working within BGI would be expected to transfer as part of the transaction and would include Blake Grossman, Chief Executive Officer of BGI.

5. Shareholder approvals

The disposal of BGI requires Barclays shareholder approval by ordinary resolution which would be sought at a general meeting of Barclays. If the BlackRock Offer proceeds, a formal notice of the meeting would be sent to Barclays shareholders as soon as possible after the conclusion of the matching period, together with a circular setting out further details of the disposal.

Under New York Stock Exchange rules, the issuance of a portion of the preferred stock of BlackRock, beyond that already authorised, requires approval of BlackRock's stockholders. The PNC Financial Services Group, Inc. and Merrill Lynch & Co. Inc., who together hold a majority of BlackRock stock, have consented to this and therefore stockholder approval is assured.

6. Completion

Under the BlackRock Offer, completion of the sale of BGI is conditional upon approvals being obtained from Barclays shareholders, as well as regulatory approvals and other closing conditions.

Completion is further subject to BGI's run-rate revenues at completion being at least 75% of the annualised run-rate as at 30 April 2009 excluding the impact of market movements.

7. Expected timetable of principal events

If the BlackRock Offer proceeds, the expected timetable of principal events is set out below:

End of matching period                                               18 June 2009

Publication of circular to Barclays shareholders         Early July 2009

Publication of Barclays interim results                        3 August 2009

General Meeting of Barclays shareholders                 Early August 2009

Anticipated closing                                                       December 2009

This timetable is included for illustrative purposes only and may be subject to change.

8. Advisers

Barclays Capital is acting as lead financial adviser to Barclays and Lazard & Co., Limited is acting as financial adviser to Barclays. J.P. Morgan Cazenove Limited is acting as broker and sponsor to Barclays. Clifford Chance LLP and Sullivan & Cromwell LLP are acting as legal advisers to Barclays.

9. Analyst and Investor conference call

A conference call for analysts and institutional investors will be hosted by John Varley,

Barclays Group Chief Executive and Robert E Diamond Jr, Barclays Group President. The call will commence at 9.00 am (BST) 12 June 2009.

To access the live conference call, please dial 0845 401 9092 (UK callers) or + 44 20 3023 4419 (all other locations). Access code: "Barclays". A live webcast of the conference call will also be available at  www.barclays.com/investorrelations .

A replay of the conference call and webcast will be available after the event. Access will be available via the Barclays investor relations website at the above address.

For further information please contact:

Investor Relations                    Media Relations

Stephen Jones                            Alistair Smith

+44 (0) 20 7116 5752                 +44 (0) 20 7116 6132

                                                    Media Relations - New York

                                                    Michael O'Looney

                                                    +1 212 412 5876

About Barclays PLC

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the USA, Africa and Asia.  With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 156,000 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide. For further information about Barclays, please visit our website www.Barclays.com.

About BGI
BGI is one of the world's largest asset managers and a leading global provider of investment management products and services with more than 3,000 institutional clients and US$1.5 trillion of assets under management as at 31 December 2008. BGI transformed the investment industry by creating the first index strategy in 1971 and the first quantitative active strategy in 1979. BGI is one of the global product leaders in exchange traded funds (iShares exchange traded funds) with over 360 funds globally across equities, fixed income and commodities which trade on 18 exchanges worldwide. iShares customer base consists of the institutional segment of pension plans and fund managers, as well as the retail segment of financial advisors and high net worth individuals.  The BGI business is currently overseen by an Executive Committee comprising: Robert E. Diamond, Jr., Chairman; Blake Grossman, Global Chief Executive Officer; Anthony Spinale, Chief Financial Officer; Rohit Bhagat, Chief Operating Officer; Minder Cheng, Global Chief Investment Officer, Equity & Capital Markets; Lee Kranefuss, Global Chief Executive Officer, iShares; Richard Ricci, Chief Operating Officer, Investment Banking and Investment Management; Lindsay Tomlinson, Vice-Chairman of Barclays Global Investors Europe; David Semaya, Chief Executive Officer, Europe & Asia (ex-Japan).

About BlackRock
BlackRock is a premier provider of global investment management, risk management and advisory services to institutional and retail clients around the world. As of 31 March 2009, BlackRock's assets under management totalled US$1.28 trillion across equity, fixed income, cash management, alternative investment and real estate strategies. Through BlackRock Solutions - the natural evolution of a long-standing investment in developing sophisticated and highly integrated systems - BlackRock offers risk management, strategic advisory and enterprise investment system services to a broad base of clients with portfolios totalling approximately US$7 trillion as at 31 March 2009.

Exchange rates used

The exchange rate used in this announcement is £1 equals US$1.6520 as published by Thomson Reuters at the close of trading on 11 June 2009.

2008 year end and average exchange rates are as published in Barclays 2008 annual report and accounts:

31 December 2008: £1 equals US$1.46

Average during 2008: £1 equals US$1.86

This announcement is for information only and shall not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, any securities. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Forward-looking Statements

This announcement contains (or may contain) certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to certain of Barclays plans and its current goals and expectations relating to its proposed sale of BGI and its future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'will', 'would', 'could', 'aim', 'anticipate', 'target', 'expect', 'envisage', 'estimate', 'intend', 'intention', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding Barclays expected sale of BGI, subject to CVC's rights, its future financial position, income growth, profit before tax, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditure, expected capital ratios, plans with respect to dividend payments, and plans and objectives for future operations of Barclays and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, CVC's rights under the CVC Transaction, various conditions to closing, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, liquidity conditions in the market, market-related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of the Lehman Brothers North American businesses into the group's business and the quantification of the benefits resulting from such acquisition, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition, a number of which factors are beyond Barclays control. As a result, Barclays actual future results may differ materially from the plans, goals, and expectations set forth in Barclays forward-looking statements. Any forward-looking statements made herein by or on behalf of Barclays speak only as of the date they are made. Except as required by the Financial Services Authority, the London Stock Exchange plc or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the Securities and Exchange Commission.

Nothing in this announcement is intended or is to be construed as a profit forecast or to be interpreted to mean that earnings per Barclays share for the current or future financial years, or those of the enlarged group, will necessarily match or exceed the historical published earnings per Barclays share.

Notwithstanding anything in this announcement to the contrary, there is and can be no assurance that the transaction announced (or any part thereof) will be consummated in the manner described herein.

Barclays Capital, the investment banking division of Barclays Bank, is acting exclusively for Barclays and Barclays Bank and for no-one else in relation to the sale of BGI, and will not be responsible to any other person for providing the protections afforded to clients of Barclays Capital nor for providing advice in connection with the sale of BGI or the matters referred to in this announcement.

Lazard & Co. Limited is acting exclusively for Barclays and Barclays Bank and for no-one else in relation to the sale of BGI, and will not be responsible to any other person for providing the protections afforded to clients of Lazard & Co. Limited nor for providing advice in connection with the sale of BGI or the matters referred to in this announcement.

J.P. Morgan Cazenove Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for Barclays and Barclays Bank and for no-one else in connection with the sale of BGI, and will not be responsible to anyone other than Barclays and Barclays Bank for proving the protections afforded to customers of J.P. Morgan Cazenove Limited nor for providing advice to any other person in relation to the sale of BGI or the matters referred to in this announcement.

Neither the content of Barclays website nor any website accessible by hyperlinks on Barclays website is incorporated in, or forms any part of, this announcement.